Exhibit 99.1

AMARIN ANNOUNCES SHAREHOLDER APPROVAL OF REVERSE STOCK
SPLIT

LONDON, United Kingdom, January 17, 2008– Amarin Corporation plc (“Amarin” or the “Company”) announces that, at a General Meeting today, its shareholders approved a 1 for 10 reverse split of each of its Ordinary Shares.

The reverse split, comprising the consolidation of every 10 existing Ordinary Shares of £0.05 each into one Ordinary Share of £0.50 each, will take place at 5.00pm GMT today, January 17, 2008.  The consolidated Ordinary Shares of £0.50 each will be admitted to trading on AIM and IEX at 8.00 am GMT, January 18, 2008, under the new ISIN GB00B29VL935.  Following the reverse split, there will be 14,003,237 Ordinary Shares of £0.50 each in issue.

Each American Depositary Share (“ADS”) will continue to represent one Ordinary Share following the reverse split.  Accordingly, the proposed 1 for 10 reverse split of Ordinary Shares will have a corresponding effect on all outstanding ADSs and the corresponding effective date for ADSs will be January 18, 2008.

Under customary Nasdaq practice, with effect from January 18, 2008, and for a period of 20 trading days thereafter, a “D” will be appended to Amarin’s Nasdaq ticker symbol and during that period Amarin’s Nasdaq ticker symbol will appear as “AMRND”.

About Amarin
Amarin is committed to improving the lives of patients suffering from central nervous system and cardiovascular diseases. Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s CNS development pipeline includes the recently acquired myasthenia gravis clinical program and preclinical programs in neuromuscular, neuronal degenerative and inflammatory diseases; Miraxion for Huntington’s disease; two programs in Parkinson’s disease; one in epilepsy; and one in memory. Amarin is initiating a series of cardiovascular preclinical and clinical programs to capitalize on the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin also has two proprietary technology platforms, a lipid-based technology platform for the targeted transport of molecules through the liver and/or to the brain, and a unique mRNA technology based on cholinergic neuromodulation.

Amarin has its primary stock market listing in the U.S. on the NASDAQ Capital Market (“AMRN”) and secondary listings in the U.K. and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively.  With effect from January 18, 2008, and for a period of 20 trading days thereafter, a “D” will be appended to Amarin’s Nasdaq ticker symbol and during that period Amarin’s Nasdaq ticker symbol will appear as “AMRND”.

Contacts:
Amarin+353 1 6699010
Thomas Lynch Chief Executive Officer
Alan Cooke President and Chief Operating Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.
Anne Marie Fields +1 212 838 3777
Bruce Voss +1 310 691 7100

Media:
Powerscourt+44 (0) 207 250 1446
Rory Godson
Sarah Daly

Davy:+353 (0)1 679 6363
Ivan Murphy
Fergal Meegan

Ends.